EXHIBIT 4
                                                                       ---------


                SUPPLEMENTARY OIL & GAS INFORMATION 2004 ANNUAL REPORT



Supplementary Oil & Gas Information (unaudited)

This supplementary oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.

Net proved oil and natural gas reserves
The Company retains qualified independent reserves evaluators to evaluate the Company's proved oil and natural gas reserves.


o For the year ended December 31, 2004, the reports by Sproule Associates Limited ("Sproule") and Ryder Scott Company covered 100% of the Company's reserves;

o For the year ended December 31, 2003, the reports by Sproule covered 100% of the Company's reserves; and

o For the year ended December 31, 2002, the reports by Sproule covered 89% of the Company's reserves.

Proved oil and natural gas reserves are the estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed oil and natural gas reserves, net of royalties, as at December 31, 2004, 2003 and 2002:

                                                                         Offshore
Oil and natural gas liquids (mmbbl)     North America    North Sea    West Africa    Total
-----------------------------------     -------------    ---------    -----------    -----
Net proved reserves
Reserves, December 31, 2001                       583           78             60      721
Extensions and discoveries                         26            1             14       41
Purchases of reserves in place                     44          114              -      158
Sales of reserves in place                         (1)         (18)             -      (19)
Production                                        (55)         (13)            (2)     (70)
Revisions of previous estimates                   (26)          40              3       17
                                                -----        -----          -----    -----
Reserves, December 31, 2002                       571          202             75      848
Extensions and discoveries                         55            -             13       68
Improved recovery                                   9            -              -        9
Purchases of reserves in place                      7           27              -       34
Sales of reserves in place                          -            -              -        -
Production                                        (56)         (21)            (4)     (81)
Revisions of previous estimates                     2           14              1       17
                                                -----        -----          -----    -----
Reserves, December 31, 2003                       588          222             85      895
Extensions and discoveries                         41           35              -       76
Improved recovery                                   1           10              -       11
Purchases of reserves in place                     36           38              -       74
Sales of reserves in place                          -            -              -        -
Production                                        (66)         (24)            (4)     (94)
Revisions of previous estimates                    48           22             34      104
                                                -----        -----          -----    -----
Reserves, December 31, 2004                       648          303            115    1,066
                                                =====        =====          =====    =====
Net proved developed reserves:
   December 31, 2001                              344           51             20      415
   December 31, 2002                              340          107             27      474
   December 31, 2003                              348          138             23      509
   December 31, 2004                              367          218             20      605
                                                -----        -----          -----    -----

SUPPLEMENTARY OIL & GAS INFORMATION 2004 ANNUAL REPORT


                                                                 Offshore
NATURAL GAS (bcf)               North America     North Sea    West Africa       Total
-----------------               -------------     ---------    -----------       -----
Net proved reserves
RESERVES, DECEMBER 31, 2001         2,064             94             67          2,225
Extensions and discoveries            106             --              4            110
Purchases of reserves in
  place                               699             18             --            717
Sales of reserves in place             (3)           (56)            --            (59)
Production                           (346)           (10)            (1)          (357)
Revisions of previous
  estimates                           (74)            25              1            (48)
                                   ------         ------         ------         ------
RESERVES, DECEMBER 31, 2002         2,446             71             71          2,588
Extensions and discoveries            301             --              6            307
Improved recovery                       8             --             --              8
Purchases of reserves in
  place                                50             19             --             69
Sales of reserves in place             (3)            --             --             (3)
Production                           (355)           (17)            (3)          (375)
Revision of previous
  estimates                           (21)           (11)           (10)           (42)
                                   ------         ------         ------         ------
RESERVES, DECEMBER 31, 2003         2,426             62             64          2,552
Extensions and discoveries            408             --             --            408
Improved recovery                       6             --             --              6
Purchases of reserves in
  place                               182             10             --            192
Sales of reserves in place             (8)            --             --             (8)
Production                           (383)           (18)            (3)          (404)
Revision of previous
  estimates                           (40)           (27)            11            (56)
                                   ------         ------         ------         ------
RESERVES, DECEMBER 31, 2004         2,591             27             72          2,690
                                   ======         ======         ======         ======
Net proved developed
  reserves:
  December 31, 2001                 1,845             19             16          1,880
  December 31, 2002                 2,185             57             27          2,269
  December 31, 2003                 2,140             46             12          2,198
  DECEMBER 31, 2004                 2,213             12              5          2,230
                                   ======         ======         ======         ======


CAPITALIZED COSTS RELATED TO OIL AND NATURAL GAS ACTIVITIES


                                                                  2004
                                     ------------------------------------------------------------
                                                                          OFFSHORE
(millions of Canadian dollars)       NORTH AMERICA     NORTH SEA         WEST AFRICA        TOTAL
------------------------------       -------------     ---------         -----------        -----
Proved properties                      $ 18,749         $  2,518         $    565         $ 21,832
Unproved properties                       1,028               44              536            1,608
                                         19,777            2,562            1,101           23,440
Less: accumulated depletion and
depreciation                             (6,410)            (739)            (192)          (7,341)
                                       --------         --------         --------         --------
Net capitalized costs                  $ 13,367         $  1,823         $    909         $ 16,099
                                       ========         ========         ========         ========


                                                                  2003
                                     -----------------------------------------------------------
                                                                         Offshore
(millions of Canadian dollars)       North America     North Sea        West Africa         Total
------------------------------       -------------     ---------        -----------         -----
Proved properties                      $ 15,125         $  1,917         $    568         $ 17,610
Unproved properties                         789               56              237            1,082
                                         15,914            1,973              805           18,692
Less: accumulated depletion and
depreciation                             (4,984)            (534)            (140)          (5,658)
                                       --------         --------         --------         --------
Net capitalized costs                  $ 10,930         $  1,439         $    665         $ 13,034
                                       ========         ========         ========         ========


                                                                  2002
                                     -----------------------------------------------------------
                                                                         Offshore
(millions of Canadian dollars)       North America      North Sea       West Africa        Total
------------------------------       -------------      ---------       -----------        -----
Proved properties                      $ 13,197         $  1,559         $    480         $ 15,236
Unproved properties                         667               62              132              861
                                         13,864            1,621              612           16,097
Less: accumulated depletion and
depreciation                             (3,679)            (344)             (94)          (4,117)
                                       --------         --------         --------         --------
Net capitalized costs                  $ 10,185         $  1,277         $    518         $ 11,980
                                       ========         ========         ========         ========

                          SUPPLEMENTARY OIL & GAS INFORMATION 2004 ANNUAL REPORT

COSTS INCURRED IN OIL AND NATURAL GAS ACTIVITIES


                                                             2004
                                  --------------------------------------------------------
                                                                   OFFSHORE
(millions of Canadian dollars)    NORTH AMERICA     NORTH SEA    WEST AFRICA         TOTAL
------------------------------    -------------     ---------    -----------         -----
Property acquisitions
 Proved                              $ 1,748         $   302        $    --         $ 2,050
 Unproved                                298               4             --             302
Exploration                              290              11             37             338
Development                            1,403             308            259           1,970
                                     -------         -------        -------         -------
Finding and development costs          3,739             625            296           4,660
Asset retirement costs                    98             165            (10)            253
Actual retirement expenditures           (32)             --             --             (32)
                                     -------         -------        -------         -------
Costs incurred                       $ 3,805         $   790        $   286         $ 4,881
                                     =======         =======        =======         =======


                                                             2003
                                  ---------------------------------------------------------
                                                                     Offshore
(millions of Canadian dollars)    North America     North Sea      West Africa        Total
------------------------------    -------------     ---------      -----------        -----
Property acquisitions
 Proved                              $   236         $   100         $    --         $   336
 Unproved                                116              23              --             139
Exploration                              190              47              28             265
Development                            1,227             193             148           1,568
                                     -------         -------         -------         -------
Finding and development costs          1,769             363             176           2,308
Asset retirement costs                    80              59               9             148
Actual retirement expenditures           (30)             (1)             (9)            (40)
                                     -------         -------         -------         -------
Costs incurred                       $ 1,819         $   421         $   176         $ 2,416
                                     =======         =======         =======         =======


                                                            2002
                                   ----------------------------------------------------
                                                                 Offshore
(millions of Canadian dollars)     North America   North Sea   West Africa        Total
------------------------------     -------------   ---------   -----------        -----
Property acquisitions
 Proved                                $3,367        $  373        $   --        $3,740
 Unproved                                 369            28            30           427
Exploration                                96            10            81           187
Development                               607           145            74           826
                                       ------        ------        ------        ------
Costs incurred                         $4,439        $  556        $  185        $5,180
                                       ======        ======        ======        ======

SUPPLEMENTARY OIL & GAS INFORMATION 2004 ANNUAL REPORT


RESULTS OF OPERATIONS FROM OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from oil and natural gas producing activities for the years ended December 31, 2004, 2003 and 2002 are summarized in the following tables:


                                                                   2004
                                             -------------------------------------------------
                                                                           OFFSHORE
(millions of Canadian dollars)               NORTH AMERICA    NORTH SEA   WEST AFRICA    TOTAL
------------------------------               -------------    ---------   -----------    -----
Oil and natural gas revenue, net of
  royalties                                  $       4,579    $   1,203   $       216 $  5,998
Production                                            (976)        (370)          (36)  (1,382)
Transportation                                        (256)         (32)            -     (288)
Depletion, depreciation and
  amortization                                      (1,438)        (265)          (53)  (1,756)
Asset retirement obligation accretion                  (28)         (22)           (1)     (51)
Petroleum revenue tax                                    -         (145)            -     (145)
Income tax                                            (690)        (148)          (44)    (882)
                                             -------------    ---------   -----------  -------
Results of operations                        $       1,191    $     221   $        82  $ 1,494
                                             =============    =========   ===========  =======



                                                                   2003
                                             -------------------------------------------------
                                                                           Offshore
(millions of Canadian dollars)               North America    North Sea   West Africa    Total
------------------------------               -------------    ---------   -----------    -----
Oil and natural gas revenue, net of
  royalties                                  $       3,961    $     962   $       150 $  5,073
Production                                            (845)        (314)          (38)  (1,197)
Transportation                                        (263)         (30)           (1)    (294)
Depletion, depreciation and
  amortization                                      (1,203)        (250)          (42)  (1,495)
Asset retirement obligation accretion                  (23)         (39)           (1)     (63)
Petroleum revenue tax                                    -          (97)            -      (97)
Income tax                                            (673)         (93)          (24)    (790)
                                             -------------     --------    ----------  -------
Results of operations                        $         954     $    139    $       44  $ 1,137
                                             =============     ========    ==========  =======


                                                                   2002
                                             -------------------------------------------------
                                                                           Offshore
(millions of Canadian dollars)               North America    North Sea   West Africa    Total
------------------------------               -------------    ---------   -----------    -----
Oil and natural gas revenue, net of
  royalties                                  $       3,045    $     579   $        99 $  3,723
Production                                            (656)        (229)          (35)    (920)
Transportation                                        (273)         (20)            -     (293)
Depletion, depreciation and
  amortization                                      (1,024)        (193)          (80)  (1,297)
Petroleum revenue tax                                    -          (51)            -      (51)
Income tax                                            (431)         (34)           11     (454)
                                             -------------    ---------    ---------- --------
Results of operations                        $         661    $      52    $       (5)$    708
                                             =============    =========    ========== ========

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

o Future production will include production not only from proved properties, but may also include production from probable and potential reserves;

o Future production of oil and natural gas from proved properties will differ from reserves estimated;

o    Future production rates will vary from those estimated;

o    Future rather than year-end sales prices and costs will apply;

o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

o Future estimated income taxes do not take into account the effects of future exploration expenditures; and

o Future development and site restoration costs will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above.

SUPPLEMENTARY OIL & GAS INFORMATION 2004 ANNUAL REPORT

The following tables summarize the Company's future net cash flows relating to proved oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:


                                                                              2004
                                                  -------------------------------------------------------------
                                                                                     OFFSHORE
(millions of Canadian dollars)                    NORTH AMERICA      NORTH SEA      WEST AFRICA           TOTAL
------------------------------                    -------------      ---------      -----------           -----
Future cash inflows                               $      31,727      $  15,526      $     5,249        $ 52,502
Future production costs                                 (10,995)        (6,302)          (1,137)        (18,434)
Future development and site restoration costs            (2,944)        (2,832)            (631)         (6,407)
Future income taxes                                      (6,438)        (3,783)          (1,242)        (11,463)
                                                  -------------      ---------      -----------        --------
Future net cash flows                                    11,350          2,609            2,239          16,198
10% annual discount for timing of future cash
  flows                                                  (4,385)          (691)            (634)         (5,710)
                                                  -------------      ---------      -----------        --------
Standardized measure of future net cash flows     $       6,965      $   1,918      $     1,605        $ 10,488
                                                  =============      =========      ===========        ========


                                                                               2003
                                                    -----------------------------------------------------------
                                                                                       Offshore
(millions of Canadian dollars)                      North America    North Sea       West Africa          Total
------------------------------                      -------------    ---------       -----------          -----
Future cash inflows                                 $      32,720    $   9,099       $    3,192        $ 45,011
Future production costs                                    (9,480)      (3,015)          (1,179)        (13,674)
Future development and site restoration costs              (2,393)      (1,749)            (697)         (4,839)
Future income taxes                                        (7,295)      (2,801)              --         (10,096)
                                                    -------------    ---------       ----------        --------
Future net cash flows                                      13,552        1,534            1,316          16,402
10% annual discount for timing of future cash
  flows                                                    (6,203)        (336)            (432)         (6,971)
                                                    -------------    ---------       ----------        --------
Standardized measure of future net cash flows       $       7,349    $   1,198       $      884        $  9,431
                                                    =============    =========       ==========        ========


                                                                                2002
                                                   ------------------------------------------------------------
                                                                                      Offshore
(millions of Canadian dollars)                     North America      North Sea      West Africa          Total
------------------------------                     -------------      ---------      -----------          -----
Future cash inflows                                $      34,980      $   9,682      $     3,206       $ 47,868
Future production costs                                   (7,238)        (3,250)            (911)       (11,399)
Future development and site restoration costs             (1,770)        (1,691)            (616)        (4,077)
Future income taxes                                       (8,046)        (2,991)              --        (11,037)
                                                   -------------      ---------      -----------       --------
Future net cash flows                                     17,926          1,750            1,679         21,355
10% annual discount for timing of future cash
  flows                                                   (7,361)          (434)            (556)        (8,351)
                                                   -------------      ---------      -----------       --------
Standardized measure of future net cash flows      $      10,565      $   1,316      $     1,123       $ 13,004
                                                   =============      =========      ===========       ========

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:



(millions of Canadian dollars)                          2004          2003          2002
------------------------------                          ----          ----          ----
Sales of oil and natural gas produced, net of
  production costs                                   $ (4,331)     $ (3,582)     $ (2,510)
Net changes in sales prices and production costs         (553)       (2,750)        8,453
Extensions, discoveries and improved recovery           2,120         1,360           972
Changes in estimated future development costs            (894)         (346)       (1,284)
Purchases of proved reserves in place                   1,386           594         4,973
Sales of proved reserves in place                         (20)           (8)         (494)
Revisions of previous reserve estimates                 1,431           144           360
Accretion of discount                                   1,558         2,000           794
Changes in production timing and other                  1,357        (1,411)          502
Net change in income taxes                               (997)          426        (4,723)
                                                     --------      --------      --------
Net change                                              1,057        (3,573)        7,043
Balance - beginning of year                             9,431        13,004         5,961
                                                     --------      --------      --------
Balance - end of year                                $ 10,488      $  9,431      $ 13,004
                                                     ========      ========      ========